International Fund

Shareholder meeting
On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 10,166,622 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         9,776,216       390,406
Richard P. Chapman, Jr. 9,796,179       370,443
William H. Cunningham   9,763,608       403,014
Ronald R. Dion          9,778,953       387,669
Charles L. Ladner       9,790,396       376,226
Dr. John A. Moore       9,796,412       370,210
Patti McGill Peterson   9,758,408       408,214
Steven Pruchansky       9,795,461       371,161
James A. Shepherdson    9,800,075       366,547